June 18, 2019

Robert J. Gould
President and Chief Executive Officer
Fulcrum Therapeutics, Inc.
26 Landsdowne Street
Cambridge, MA 02139

       Re: Fulcrum Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 6, 2019
           CIK No. 0001680581

Dear Dr. Gould:

        We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 28, 2019 letter.

Amendment No. 1 to DRS

Intellectual Property, page 126

1. We note your response to prior comment 17 that you do not own any patents. However, your disclosure continues to indicate that you own patents as you state that the "patent portfolio for losmapimod is based upon Fulcrum-owned and in-licensed patent families. .
       ." Please revise your disclosure accordingly, here and elsewhere as appropriate, to remove any discrepancies.
 Robert J. Gould
FirstName LastNameRobert J. Gould
Fulcrum Therapeutics, Inc.
Comapany NameFulcrum Therapeutics, Inc.
June 18, 2019
Page 2
June 18, 2019 Page 2
FirstName LastName
       You may contact Mary Mast at 202-551-3613 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Healthcare &
Insurance
cc:      Lia Der Marderosian - WilmerHale